Craig G. Ongley

(214) 777-4241

congley@krcl.com

March 28, 2014

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:         TransCoastal Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed February 26, 2014

Response dated March 19, 2014

File No. 333-191566

Dear Mr. Schwall:

With regards to your letter dated March 25, 2014, we have responded to the staff's comments and numbered our responses to correspond with the comment number in your letter. Please see our responses below:

Amendment No. 4 to Registration Statement on Form S-1

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	If you determine that your proved reserves are not supported by your analog EUR figures and that revision to such quantities of proved reserves is necessary, address the following:

●	provide calculations of amortization of proved properties for all applicable periods utilizing the revised quantities of proved reserves;

●	provide ceiling test calculations for all applicable periods utilizing the revised quantities of proved reserves; and

●	amend your financial statements to reflect any material changes related to the revised quantities of proved reserves for all applicable periods.

RESPONSE:

Please see response to comment #2 below.

Prospectus Summary, page 1

2.

In comment one of our March 13, 2014 letter, we asked for the estimated ultimate recoveries ("EURs") for the James Lime analogies used in support of your Savell proved undeveloped reserves. The seven wells' data that you presented have an average and median EUR of about 2.3 BCFG. These figures do not support the Savell PUD EURs of 4.25 BCFG and 7.8 BCFG. You state "While the offset analogous wells have an average b-factor of 0.9 and an initial decline of 75-95%, TCC utilized a bfactor of 1.4 and an initial decline of 76% in evaluating the Savell PUDs based on the advancement in completion technologies in the recent past." Rule 4-10(a)(25) of Regulation S-X states "Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation." It does not appear that you have furnished analogues that demonstrate your Savell EUR figures to have reasonable certainty of economic recovery and do not fulfill the criteria for proved reserves. Please amend your document to disclose only those proved reserves that are supported by your analog EUR figures. Alternatively, you may furnish to us analogies that support your higher EUR figures.

RESPONSE:

After a phone call with Mr. Winfrey on March 26, 2014 about his concerns with the four Savell PUDs within our Reserve Report; TransCoastal Management underwent the process of creating a new report with the aforementioned Savell PUDs excluded from the report to avoid any concerns that the reserves would be overstated. The new report resulted in changes to the financials as follows:

-Depletion Expense would increase from $381,000 to $499,319; an increase of      $118,319or 31%.

-Impairment (Ceiling Test) would have no change.

-SMOG would decrease from $125,074,000 to $117,491,615; a decrease of $7,582,385 or  6%.

 Given the overall reserves, balance sheet size, and income statement, management does not believe that the change would impact the view of a hypothetical user of the financial statements, and therefore believes that these changes are immaterial. Please see the attached spreadsheet containing the calculations used.

Please contact the undersigned should you have any questions.

Sincerely,

KANE RUSSELL COLEMAN & LOGAN PC

/s/ Craig G. Ongley
Craig G. Ongley

Summary of Changes

	Excluding Savell Wells
		Per FS	Difference

Depletion Expense	$499,319	$381,000	$118,319

Impairment (Ceiling Test)	$-	$-	$-

SMOG	$117,491,615	$125,074,000	$(7,582,385)
		% Diff	-6.06%

W/O Savell Wells

Depletion Calculation:
1/1/13 Total Proved Reserves:
Oil (BBLs)	6,387,540
NGL (BBLs)	-
	6,387,540

Gas (MCF)	10,235,500
6:1 Conversion Rate	/ 6
Gas (BBL equivalent)	1,705,917

1/1/2013 Total Proved Reserves - (BOE)	8,093,457

Current Year Production:
Oil & Gas (BOE)	48,869
CO2 (BOE)	-
	48,869

Total Production - (BBLE)	48,869

Beginning of year reserves (BBLE)	8,142,326

Calculated depletion rate	0.60%

Properties subject to Depletion	$24,319,109
PY: Accumulated Depletion	(1,193,307)
Less: Estimated equipment salvage	-
Less: Costs excluded from amortization	-
Plus: Estimated future development costs	59,912,460
Plus: Estimated ARC on future development expenses	156,000
Depletable Balance	$83,194,262

Depletion for year	$499,319

	$381,000	As reported
	$118,319	Depletion misstatement

	Oil Reserves	Gas reserves	Future Investment
Savell #6	10.01	5,410.76	3,077.19
Savell #4H	10.01	3,229.22	2,500.00
Savell #5H	9.88	3,260.33	2,500.00
Savell #7H	10.01	5,395.13	3,077.19
	39.91	17,295.44	11,154.38

Calculation:

Step 1:       Assess impairment on unproven properties (e.g. those excluded from the depletable base). [see reg. S-X 4-10(C)(3)(II)(1) and (C)(4) “Asset Impairment” as for successful efforts and reclassify impairment to amortization base (reducing ceiling)]

This analysis is qualatative and involves "triggering events" such as:

•   Passage of time

•   Decrease in prices

•   Higher than anticipated development costs

•   Decrease in reserve estimates (“downward revisions”)

•   Environmental issues

•   Adverse political; legislative; or regulatory changes

Step 1 Conclusion:	The company does not have any unevaluated properties which are excluded from the depletable base.

Step 2:       Calculation of capitalized costs for each cost center:

	W/O Savell Wells
	US Cost Center
	Balance	W/P Ref.

Capitalized costs	24,319,109

Less: Accumulated depletion	(1,193,307)

Less: Deferred income tax effects	(214,738)

Total capitalized cost for the cost center	22,911,064	{A}

Notes:

[1] Company is only active in the US. Second cost center is N/A.

Step 3:       Calculation of the cost center ceiling:

W/O Savell Wells
US Cost Center
	Balance	W/P Ref.

The present value of estimated future net revenues computed by applying current prices[3] of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 9 percent and assuming continuation of existing economic conditions.	172,511,680

Plus: The cost of properties not being amortized (the preceding excluded properties); plus	-	[4]

Plus: The lower of cost or estimated fair value of unproven properties included in the costs being amortized	-	[4]

Less: Income tax effects related to differences between the book and tax basis of the excluded properties and unproven properties included in the amortization base	-	N/A as no unproven or excluded properties are noted

	172,511,680	{B}, [6]

Notes:

[3] Under the SEC reporting requirements contained in Final Rule No. 33-8995 , the term current prices is defined as the historical 12-month average price. Previously, the application of current prices for purposes of the full cost ceiling test was interpreted as single day, year-end prices.

[4] All costs are included in the depletable base.

[5] The present value of estimated future net revenues that is computed to determine the cost center ceiling should be based on current prices and may only give consideration of price changes to the extent provided by contractual arrangements that existed at period-end. Such contractual arrangements would include those related to physical sales of an entity’s production. An entity also should consider derivative contracts if, prior to the balance sheet date, an entity enters into certain qualifying hedging arrangements for a portion of its future natural gas and oil production. In this case, the entity should use the hedge adjusted prices in calculating the current price of the quantities of its future production of oil and gas reserves covered by the hedges as of the reported balance sheet date. These arrangements qualify as cash flow hedges under the provisions of FASB ASC 815, Derivatives and Hedging , and should be documented, designated, and accounted for as such under the criteria of FASB ASC 815.

[6] The future cash outflows associated with settling asset retirement obligations (AROs) that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling calculation. However, the estimated future cash outflows related to properties with proved undeveloped reserves for which AROs have not been accrued on the balance sheet should be included in the computation.

Step 4:       Impairment calculation:

W/O Savell Wells
US Cost Center
Balance

Calculation of capitalized costs for each cost center:	22,911,064
Calculation of the cost center ceiling:	172,511,680

Is the asset impaired	NO
Impairment charge to be taken	NONE

Step 5:       Evaluation of other evidence:

(1) In certain circumstances, an impairment may be indicated by the ceiling test calculation shortly after an entity has made a major purchase of proved properties. For example, this can occur when the period-end current prices of oil and gas are lower than the estimated forward prices used by the entity to negotiate the purchase price of the properties. To the extent that the excess carrying value relates to the purchased reserves and a public entity believes the fair value of the properties in a cost center clearly exceeds the unamortized costs, a public entity may request a temporary exemption of the full cost ceiling limitation from the SEC staff. Registrants requesting an exemption should demonstrate that the additional value exists beyond reasonable doubt. See SEC Codification of Staff Accounting Bulletins topic 12(D)(3)(a), "Exemptions for Purchased Properties ." Although the SEC regulations do not directly apply to private entities, these entities should consider this guidance.

(2) SEC Codification of Staff Accounting Bulletins topic 12(D)(3)(c), "Effect of Subsequent Events on the Computation of the Limitation on Capitalized Costs," provides guidance on the effect of a certain subsequent event on the ceiling test. In the situation described, subsequent to year-end but before the date of the auditors’ report on the entity’s financial statements, additional reserves are proved up on properties owned at year-end. The present value of future net revenues from the additional reserves may be sufficiently large that the ceiling would more than cover the costs if the full cost ceiling limitation were recomputed giving effect to these additional reserves as of period-end. In this instance, the entity can elect to consider these additional reserves in the ceiling test, with certain disclosures. If taken into consideration, this may reduce or eliminate the impairment. The AICPA Financial Reporting Executive Committee (FinREC) understands that the SEC staff views the decision to assess these subsequent events in the ceiling test as an option that may or may not be elected at each period-end. In periods when it is elected, it should be applied in a consistent manner.

(3) The proving up of additional reserves on properties owned at year-end indicates that the capitalized costs were not, in fact, impaired at year-end. However, for purposes of the revised computation of the ceiling, the net book costs capitalized as of year-end should be increased by (a) the amount of any additional costs incurred subsequent to year-end to prove the additional reserves or (b) any related costs previously excluded from amortization.

Step 5 Conclusion:	No such evidence exists

2012
Beginning of Year	135,496,000
Sale of crude oil, net of production costs	(2,391,000)
Net changes in prices and production costs	(27,078,000)
Development costs incurred during the period	1,011,000
Changes in future development costs	(264,000)
Extensions, discoveries, and improved recoveries
Revisions of previous quantity estimates	(7,721,000)
Accretion of discount	20,535,000
Net change in income taxes	4,819,000
Purchases and sale of mineral interests	1,173,000
Timing and other	(506,000)
End of year	125,074,000

W/O Savell wells

2012
TCC

135,495,988

(2,390,881)
7,085,736
1,011,000
9,443,944
-
(60,194,541)
20,757,231
8,725,364
1,173,000
(3,615,226)
117,491,615

Standard Measure of O&G	117,491,615
As Reported	125,074,000
Difference	(7,582,385)
% Difference	-6.06%